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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2003
OR
☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                             to                              .

Commission file number 0-12385

Aaron Rents, Inc. Employees Retirement Plan and Trust
Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON RENTS, INC
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377

This report contains a total of 10 sequentially numbered pages.
Exhibit Index appears on page 9.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Aaron Rents, Inc. Employees Retirement Plan and Trust

As of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule of Assets (Held at End of Year)	7

Report of Independent Registered Pubic Accounting Firm

Employee Benefits Committee
Aaron Rents, Inc. Employees Retirement Plan and Trust

        We have audited the accompanying statements of net assets available for benefits of Aaron Rents, Inc. Employees Retirement Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 1, 2004

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$—	$42,237
Investments, at fair value	14,617,788	11,364,913
Contributions receivable:
Employer	9,695	17,106
Participant	31,035	56,480

Net assets available for benefits	$14,658,518	$11,480,736

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Year ended December 31
	2003	2002
Additions to net assets attributed to:
Interest and dividend income	$98,267	$91,643
Contributions:
Participant	1,615,248	1,474,791
Employer	482,195	460,483

	2,097,443	1,935,274
Net realized and unrealized appreciation (depreciation) in fair value of investments	2,420,554	(378,153)

Total additions	4,616,264	1,648,764
Deductions from net assets attributed to distributions	(1,438,482)	(1,483,863)

Net increase	3,177,782	164,901
Net assets available for benefits at beginning of year	11,480,736	11,315,835

Net assets available for benefits at end of year	$14,658,518	$11,480,736

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

1.    Description of the Plan

        The following description of Aaron Rents, Inc. Employees Retirement Plan and Trust (the "Plan") is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.

        The Plan is a defined contribution plan covering substantially all employees of Aaron Rents, Inc. (the "Company"). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was restated effective January 1, 2000 to the extent necessary, to comply with the General Agreement on Tariffs and Trade, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, and the Tax Reform Act of 1997.

        The Plan is administered by the Employee Benefit Committee (the "Committee") appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan agreement, determination of benefits due participants, and authorization of disbursements from the net assets available for benefits.

        Participation is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income tax pursuant to Section 401(k) of the Internal Revenue Code. Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the employer during all years they have been a participant under the Plan and any other qualified retirement plan adopted by the employer; however, income taxes on this additional portion of the participant's compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan. In addition, in connection with certain legislation, certain participants over the age of 50 and already deferring the maximum amounts allowable under Section 401(k) of the Internal Revenue Code were permitted to defer an additional $2,000 in 2003 and $1,000 in 2002. However, these additional deferrals were not subject to any matching contribution by the Company.

        Individual accounts are maintained for each participant. Investment income earned by the Plan is allocated to participants' accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants' accounts pro rata based on compensation. In 2003 and 2002, the Company chose to reduce its matching contribution by forfeitures of $41,482 and $52,755, respectively.

        Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of all Company contributions after two years of service are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.

        A participant's total account balance is payable either in a lump sum distribution or by regular periodic installments upon his or her retirement, death or disability. Upon termination of service, only the vested portion of the participant's account becomes payable. In the event of a participant's death or permanent and total disability, his or her interest in the Plan will become fully vested.

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become fully vested. The Plan's assets will be distributable to the participants in accordance with the respective values of their accounts.

2.    Summary of Significant Accounting Policies

Basis of Presentation

        The accounting records of the Plan are based on the accrual basis.

Valuation of Investments

        Participation units owned by the Plan in common trust funds and common stock investments are reported at fair value. These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the "Trustee") based upon the quoted market values of the underlying investments.

Administrative Costs

        The Company pays all administrative costs of the Plan.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States generally requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3.    Investments

        During 2003 and 2002, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 31
	2003	2002
Common Stock	$937,343	$598,700
Shares of common trust funds	1,483,211	(976,853)

	$2,420,554	$(378,153)

        Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2003	2002
Aaron Rents, Inc. Common Stock	$3,303,479	$2,388,692
STI Classic Balanced Fund	1,981,706	1,795,091
STI Classic Capital Appreciation Fund	1,324,275	941,816
SunTrust Employee Benefit Stable Asset Fund B	2,541,032	2,438,089
STI Classic Value Income Stock Fund	3,136,368	2,449,830
STI Small Cap Equity Fund	962,535	611,364

4.    Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

5.    Transactions with Parties-in-Interest

        Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan's Trustee and, therefore, these transactions qualify as party-in-interest transactions.

        The Aaron Rents Common Stock Fund held 164,107 and 163,758 shares of Aaron Rents, Inc. Common Stock valued at $3,303,479 and $2,388,692 at December 31, 2003 and 2002, respectively. The Plan received $4,487 and $4,355 in dividends from Aaron Rents, Inc. Common Stock in 2003 and 2002, respectively.

Supplemental Schedule

Aaron Rents, Inc.
Employees Retirement Plan and Trust

E.I.N. 58-0687630    Plan No. 001
Schedule H Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	Aaron Rents, Inc.	Aaron Rents, Inc. Common Stock	$3,303,479
*	SunTrust Bank	Franklin Small Cap Growth Fund	605,006
*	SunTrust Bank	STI Classic Balanced Fund	1,981,706
*	SunTrust Bank	STI Classic Capital Appreciation Fund	1,324,275
*	SunTrust Bank	STI Classic US Government Securities Fund	313,337
*	SunTrust Bank	STI Classic International Equity Fund	450,050
*	SunTrust Bank	SunTrust Employee Benefit Stable Asset Fund B	2,541,032
*	SunTrust Bank	STI Classic Small Cap Equity Fund	962,535
*	SunTrust Bank	STI Classic Value Income Stock Fund	3,136,368

			$14,617,788

*
Indicates a party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron Rents, Inc. Employees Retirement Plan and Trust (Name of Plan)
Date June 28, 2004	/s/ JAMES L. CATES Name: James L. Cates Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page
23	Consent of Ernst & Young	10

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Contents
Report of Independent Registered Pubic Accounting Firm
Aaron Rents, Inc. Employees Retirement Plan and Trust Statements of Net Assets Available for Benefits
Aaron Rents, Inc. Employees Retirement Plan and Trust Statements of Changes in Net Assets Available for Benefits Year ended December 31, 2003
Aaron Rents, Inc. Employees Retirement Plan and Trust Notes to Financial Statements December 31, 2003
E.I.N. 58-0687630 Plan No. 001 Schedule H Line 4i Schedule of Assets (Held at End of Year) December 31, 2003
SIGNATURES
EXHIBIT INDEX